Exhibit 21.1

Subsidiaries of Penn Millers Holding Corporation

PMMHC Corp.

Penn Millers Insurance Company

American Millers Insurance Company

Penn Millers Agency, Inc.

Eastern Insurance Group, Inc. (inactive)

Penn Software and Technology Services, Inc. (inactive)